Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

September 20, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 136, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 140, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners US Select Quality Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by GQG Partners LLC (the “Adviser”), the investment adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the second footnote to the fee table, please replace “preceding the recoupment” with “preceding the date of the recoupment.”

Response. The requested change has been made.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Ray Be, Esq.

September 20, 2018

2.	Comment. In the “Principal Investment Strategies” section, please define “full market cycles.”

Response. The requested change has been made.

3.	Comment. In the “Principal Investment Strategies” section, please further describe the proprietary screening process.

Response. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains “in general terms” how the Adviser decides which securities to buy for the Fund.

4.	Comment. In the “Principal Investment Strategies” section, please clarify why the Adviser may lose conviction in a company.

Response. The requested change has been made.

5.	Comment. Please add principal risk disclosure regarding the Fund’s investments in depositary receipts.

Response. The requested change has been made.

6.	Comment. Please tailor the “Geographic Focus Risk” paragraphs to the particular country or geographic region in which the Fund may focus its investments.

Response. The paragraphs have been replaced with disclosure regarding the risk of investing in the United States.

7.	Comment. In the “Related Performance Data of the Adviser” section:

a.	Please delete “of the Adviser” from the section heading.

Response. The requested change has been made.

b.	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Ray Be, Esq.

September 20, 2018

c.	Please clarify that for periods beginning on June 1, 2016, the Composite consists of the performance of Accounts managed by Mr. Jain while employed by GQG.

Response. The requested change has been made.

d.	Please identify the “firm unaffiliated with the Adviser.”

Response. The Trust respectfully declines to make the requested change because it does not believe that the disclosure is required by the Staff guidance regarding the inclusion of related performance in a fund prospectus.

e.	Please state that while at the prior firm, Mr. Jain managed no other accounts with investment objectives, policies and strategies substantially similar to those of the Fund and the Composite.

Response. The requested change has been made.

f.	Please state that all fees and expenses of the Accounts are included in the “net of fees” calculations.

Response. The section states that:

“Net of fees” returns reflect the deduction of foreign withholding taxes and all fees and expenses, including investment management fees, brokerage commissions, execution costs, sales loads and account fees, if any, paid by the Accounts included in the Composite, without taking into account federal or state income taxes.

In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

g.	Please confirm supplementally that one of the Accounts in the Composite at the end of 2016 was the Prior Comparable Account.

Response. The Adviser confirms that one of the Accounts in the Composite at the end of 2016 was the Prior Comparable Account.

* * * * * * * * * * * *

Ray Be, Esq.

September 20, 2018

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer
Christine M. Nassauer